UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70170

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DSP SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 BARR HARBOR DRIVE, SUITE 420
(No. and Street)

WEST CONSHOHOCKEN (City) PA (State) 10428 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ELIZABETH ATTANASIO (Name) (212)668-8700 (Area Code – Telephone Number) eattanasio@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH, LLP
(Name – if individual, state last, first, and middle name)

290 Broad Hollow Road, Suite 115E (Address) Melville (City) NY (State) 11747 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, ANDREW SCHMUCKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DSP SECURITIES, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
LORI MICHELE WEXLER - Notary Public
Montgomery County
My Commission Expires Jun 1, 2023
Commission Number 1262887

Notary Public

Signature:

Title:
MANAGING PARTNER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DSP SECURITIES, LLC

AUDITED FINANCIAL STATEMENT

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2022

PUBLIC

DSP SECURITIES, LLC
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

Table of Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DSP Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DSP Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DSP Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as DSP Securities, LLC's auditor since 2019.

Hauppauge, New York
March 8, 2023

Nawrocki Smith LLP

DSP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS:		
Cash	$	408,025
Prepaid expenses		3,351
TOTAL ASSETS	$	411,376
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Due to member	$	136,621
Accounts payable and accrued expenses		7,961
TOTAL LIABILITIES		144,582
MEMBER'S EQUITY		266,794
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	411,376

The Notes to Financial Statement are an integral part of this statement.

DSP SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

DSP Securities, LLC (the "Company") was formed as a limited liability company in Pennsylvania on June 15, 2018. The Company is registered as a Broker Dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of April 26, 2019. The firm is limited to raising capital for private placements of securities and mergers and acquisitions advisory services. The firm does not, and will not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. The accounts receivable as of December 31, 2022 were $0. There was no allowance for doubtful accounts as of December 31, 2022.

Revenue and Expense Recognition

Investment banking fees

The Company engages in two types of investment banking transactions; mergers and acquisitions advisory services and private placements for business entities. The Company can earn investment banking fees upon the success of a merger and acquisition or private placement. These fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions as well as private placements, as there are no significant actions which the Company needs to take subsequent to this date.

Disaggregation of Revenue

All of the Company's revenue in for the year ended December 31, 2022 was from investment banking fees.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition (Continued)

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2022, contract asset balance was $0

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2022, there were no contract liabilities.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. For the year ended December 31, 2022, the Company had no allocated portion of taxes owed.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2022, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2022, the amount in excess of insured limits of $250,000 was $158,025.

Revenue

During the year ended December 31, 2022, approximately 98% of the Company's investment banking fees were from four customers.

NOTE 4 – LEASE ACCOUNTING

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the Statement of Financial Condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, The Company has noted that ASU 2016-02 will not have an impact on its financial statements due to the nature of the lease.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $263,443 which was $253,804 in excess of its required net capital of $9,639; and the Company's percentage of aggregate indebtedness to net capital was 54.88%.

NOTE 6 – RELATED PARTY

The Company is a wholly owned subsidiary of Delancey Holdings, LLC (the "Parent Company"). The Company has an expense sharing agreement in place with another subsidiary of the Parent Company, Delancey Street Partners, LLC whereby an allocation of fees is made for compensation and benefits, professional fees occupancy, data and communication expense, and other operating expenses which are included in the Statement of Operations, respectively. These fees amounted to $549,091 for the year ended December 31, 2022. Due to the Parent Company is $136,621 at December 31, 2022 and consists of the shared expenses for the month then ended.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

For the year ended December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company’s financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022, or during the year then ended.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.